CUSIP No: 59564R500

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. ____)*

Midatech Pharma PLC

(Name of Issuer)

Ordinary Shares, nominal value 0.1p per share

(Title of Class of Securities)

59564R500

(CUSIP Number)

February 9, 2023

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 59564R500

(1)	NAMES OF REPORTING PERSONS CVI Investments, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER ** 10,834,000
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER ** 10,834,000

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,834,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

** Heights Capital Management, Inc. is the investment manager to CVI Investments, Inc. and as such may exercise voting and dispositive power over these shares.

CUSIP No: 59564R500

(1)	NAMES OF REPORTING PERSONS Heights Capital Management, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER ** 10,834,000
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER ** 10,834,000

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,834,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

** Heights Capital Management, Inc. is the investment manager to CVI Investments, Inc. and as such may exercise voting and dispositive power over these shares.

CUSIP No: 59564R500

Item 1.

(a) Name of Issuer

Midatech Pharma PLC (the “Company”)

(b) Address of Issuer’s Principal Executive Offices

1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ, United Kingdom

Item 2(a).    Name of Person Filing

This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the ordinary shares of the Company, nominal value 0.1p per share (the “Shares”).

(i)	CVI Investments, Inc.

(ii)	Heights Capital Management, Inc.

Item 2(b). Address of Principal Business Office or, if none, Residence

The address of the principal business office of CVI Investments, Inc. is:

P.O. Box 309GT

Ugland House

South Church Street

George Town

Grand Cayman

KY1-1104

Cayman Islands

The address of the principal business office of Heights Capital Management, Inc. is:

101 California Street, Suite 3250

San Francisco, California 94111

Item 2(c).    Citizenship

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)    Title of Class of Securities

Ordinary shares, nominal value 0.1p per share

Item 2(e)     CUSIP Number

59564R500. The CUSIP Number applies to the American Depositary Shares, each of which represents twenty-five (25) Shares.

CUSIP No: 59564R500

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________

Item 4.        Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned consists of 10,834,000 Shares (represented by 433,360 American Depositary Shares) that were acquired in a private placement (the “Offering”). The Company’s Report of Foreign Private Issuer on Form 6-K, filed on February 9, 2023, indicates the Company will issue 65,004,000 Shares (represented by 2,600,160 American Depositary Shares) in the Offering. Prior to the Offering, the Company disclosed in Exhibit 99.3 to its Report of Foreign Private Issuer on Form 6-K, filed on January 6, 2023, that there were 108,342,738 Shares outstanding as of January 5, 2023.

Heights Capital Management, Inc., which serves as the investment manager to CVI Investments, Inc., may be deemed to be the beneficial owner of all Shares owned by CVI Investments, Inc. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

CUSIP No: 59564R500

Item 5.         Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.         Identification and Classification of Members of the Group

Not applicable.

Item 9.         Notice of Dissolution of Group

Not applicable.

Item 10.       Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No: 59564R500

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 21, 2023

CVI INVESTMENTS, INC.	HEIGHTS CAPITAL MANAGEMENT, INC.

By: Heights Capital Management, Inc. pursuant to a Limited Power of Attorney, a copy of which is attached as Exhibit I hereto	By:	/s/ Brian Sopinsky
Name: Brian Sopinsky
Title: Secretary

By:	/s/ Brian Sopinsky
Name: Brian Sopinsky
Title: Secretary

CUSIP No: 59564R500

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
I	Limited Power of Attorney
II	Joint Filing Agreement

CUSIP No: 59564R500

Exhibit I

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 16th day of July, 2015 by CVI Investments, Inc. (hereinafter called "the Company"), whose Registered Office is situated at PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

WHEREAS, by agreement dated July 16, 2015, by and between the Company and Heights Capital Management, Inc., the Company expressly authorized Heights Capital Management, Inc. to enter into transactions in certain designated areas as defined in the Discretionary Investment Management Agreement attached hereto marked "Appendix l."

NOW THIS DEED WITNESSETH that William Walmsley, Director of the Company, hereby appoints on behalf of the Company the firm of HEIGHTS CAPITAL MANAGEMENT, INC., which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf and for the account of the Company; and to take all actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to making, negotiating; signing, endorsing, executing, acknowledging and delivering in the name of the Company all applications, contracts, agreements, notes, statements, certificates, proxies and any other instruments of whatever kind and nature as may be necessary or proper in connection with the entering into of such transactions, instructing the transfer of funds where necessary with respect to such transactions, and performing all of the services specified under the Discretionary Investment Management Agreement with respect to such transactions.

IN WITNESS WHEREOF, the Company has caused this Limited Power of Attorney to take effect on the day and year above written.

CVI Investments, Inc.

By:	/s/ William Walmsley
William Walmsley, Director

CUSIP No: 59564R500

EXHIBIT II

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the ordinary shares of Midatech Pharma PLC, nominal value 0.1p per share, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 21, 2023

CVI INVESTMENTS, INC.	HEIGHTS CAPITAL MANAGEMENT, INC.

By: Heights Capital Management, Inc.	By:	/s/ Brian Sopinsky
pursuant to a Limited Power of Attorney	Name: Brian Sopinsky
Title: Secretary

By:	/s/ Brian Sopinsky
Name: Brian Sopinsky
Title: Secretary